Exhibit 99.23
Media release

Rio Tinto completes gross debt reduction programme

20 April 2018

Rio Tinto has successfully completed its bond tender and redemption exercises announced on 20 March 2018 and as a result it has reduced gross debt by $1.94 billion equivalent. Since the start of 2016 we have now reduced the nominal value of our outstanding bonds from approximately $21 billion equivalent to about $7.8 billion equivalent.

The notes redeemed by Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Limited under the $1.4 billion redemption notices in addition to the the notes purchased by Rio Tinto Finance plc of €432 million under the tender offer amounted to $1.94 billion equivalent are detailed below.

Title of Security	Issuer and Offeror	CUSIP/ISIN	Principal Amount Redeemed/Purchased(1)	Consideration	Mechanism
2.000% Notes due May 2020	Rio Tinto Finance plc	XS0863129135	€348,340,000	€1,046.74 (3)	tender
4.125% Notes due 2021	Rio Tinto Finance (USA) Limited	767201AN6/ US767201AN61	$435,794,000	$1,040.64 (2)	redemption
3.750% Notes due 2021	Rio Tinto Finance (USA) Limited	767201AQ9/ US767201AQ92	$353,100,000	$1,027.89 (2)	redemption
3.500% Notes due 2022	Rio Tinto Finance (USA) plc	76720AAC0/ US76720AAC09	$228,661,000	$ 1,024.90 (2)	redemption
2.875% Notes due 2022	Rio Tinto Finance (USA) plc	76720AAF3/ US76720AAF30	$382,553,000	$1,001.15 (2)	redemption
2.875% Notes due Dec 2024	Rio Tinto Finance plc	XS0863127279	€83,300,000	€1,152.03 (3)	tender
(1)

Settlement of 2.000% Notes due 2020 and 2.875% Notes due 2024 was on 29 March 2018. Settlement of 4.125% Notes due 2021, 3.750% Notes due 2021, 3.500% Notes due 2022 and 2.875% Notes due 2022 was on 19 April 2018.

(2)	Per $1,000 principal amount of notes under the redemption notice.
(3)	Per €1,000 principal amount of notes validly tendered and accepted for purchase.

Capitalised terms in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum dated 20 March 2018. The Notes purchased and redeemed have been cancelled.

The early redemption costs are expected to reduce earnings before tax by approximately $90 million and cash flow from operating activities by approximately $80 million in the first half of 2018. These reductions will be offset by savings in future periods.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

NOTICE AND DISCLAIMER

This press release is neither a Tender Offer Memorandum, nor a solicitation of an offer to sell the Notes or any other securities.